September 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren Nguyen
Legal Branch Chief
Office of Energy & Transportation

RE:	BKV Corporation
Registration Statement on Form S-1, as amended (the “Registration Statement”)
File No. 333-268469
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and Barclays Capital Inc., as representatives of the several underwriters, hereby join BKV Corporation, the issuer of the securities being registered (the “Registrant”), in requesting that the effective date of the above-referenced Registration Statement be accelerated to 3:00 p.m. Eastern Time, on September 25, 2024, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Sincerely,

Citigroup Global Markets Inc.

By:	/s/ Michael Shelly
	Name:	Michael Shelly
	Title:	Managing Director

Barclays Capital Inc.

By:	/s/ Robert Stowe
	Name:	Robert Stowe
	Title:	Managing Director

Acting on behalf of themselves and as the representatives of the several underwriters

Signature Page to Underwriters’ Acceleration Request